Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Duck Creek Technologies, Inc.:

We consent to the use of our report dated November 22, 2019, with respect to the balance sheet of Duck Creek Technologies, Inc. as of November 18, 2019, and the related notes, and our report dated November 22, 2019 with respect to the consolidated balance sheets of Disco Topco Holdings (Cayman), L.P. as of August 31, 2018 and 2019, the related consolidated statements of operations, redeemable partners’ interest and partners’ capital, and cash flows for each of the years in the three-year period ended August 31, 2019, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boston, Massachusetts

July 23, 2020